UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 26, 2026: Euroseas Ltd. Announces 2-Year Charter Contract Extensions for its Modern 1,800 teu Feeder Containerships, M/V Stephania K and M/V Pepi Star.

This Report on Form 6-K (which includes Exhibit 1), excluding the commentary by Chief Executive Officer Aristides Pittas, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 26, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces 2-Year Charter Contract Extensions for its Modern 1,800 teu Feeder Containerships, M/V Stephania K and M/V Pepi Star

Maroussi, Athens, Greece – May 26, 2026 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today charter contract extensions for its 2024-built 1,800 teu feeder containerships, M/V Stephania K and M/V Pepi Star, for a minimum period of 24 to a maximum period of 26 months, at the option of the charterer, at a gross daily rate of $25,500. The new charter periods will commence on July 28, 2026 and August 19, 2026, respectively, in direct continuation of the present charter contracts.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased to announce that we have extended the time charter contracts for our Hyundai-built sister vessels, M/V Stephania K and M/V Pepi Star with a top-tier charterer, in direct continuation of their present charters, for 24-26 months at a profitable rate of $25,500/day. This fixture demonstrates the continued demand for tonnage and the underlying strength of the containership charter market. The strong rate also reflects the premium that modern, fuel-efficient tonnage can command – especially in the current geopolitical environment, where the disruption of oil flows through the Strait of Hormuz has tightened global bunker fuel availability and driven prices higher, making eco-vessels increasingly attractive to charterers. The charters are expected to generate approximately $27 million of EBITDA over the minimum contracted period of both vessels and increase our charter coverage for 2026, 2027, and 2028 to about 96%, 86% and 48% respectively.”

Fleet Profile:

The Euroseas Ltd. fleet profile is currently as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
SYNERGY BUSAN(*)	Intermediate	50,727	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP(*)	Intermediate	50,727	4,253	2008	TC until May-28	$35,500
SYNERGY OAKLAND(*)	Intermediate	50,788	4,253	2009	TC until Mar-2029	$33,500
SYNERGY KEELUNG(*)	Intermediate	50,697	4,253	2009	TC until Jun-28	$35,500
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Sep-28	$38,000
RENA P(*)	Intermediate	50,765	4,250	2007	TC until Aug-28	$35,500
EM KEA(*)	Feeder	42,165	3,100	2007	TC until Jul-26 then until Jun-29	$19,000 $30,000
GREGOS(*)	Feeder	38,733	2,800	2023	TC until Mar-29	$30,000
TERATAKI(*)	Feeder	38,733	2,800	2023	TC until Jul-26 then until Jun-29	$48,000 $30,000
TENDER SOUL(*)	Feeder	38,733	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z (*)	Feeder	38,733	2,800	2024	TC until Apr-29	$30,000
DEAR PANEL	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
SYMEON P	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
EVRIDIKI G(+)	Feeder	34,654	2,556	2001	TC until Jun-26	$29,500
EM CORFU(*)	Feeder	34,649	2,556	2001	TC until Aug-26	$28,000
STEPHANIA K(+)(*)	Feeder	22,563	1,800	2024	TC until Jul-26 then until Jun-28	$22,000 $25,500
MONICA(*)	Feeder	22,563	1,800	2024	TC until May-27	$23,500
PEPI STAR(+)(*)	Feeder	22,563	1,800	2024	TC until Aug-26 then until Jul-28	$24,250 $25,500
EM SPETSES(+)(*)	Feeder	23,224	1,740	2007	TC until Feb-28	$21,500
JONATHAN P(*)	Feeder	23,732	1,740	2006	TC until Oct-26	$25,000
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until May-27	$19,000
Total Container Carriers on the Water	21	786,362	61,144

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
ELENA (YZJ-1711) (**)	Intermediate	56,266	4,484	Q3 2027	TC until Jun-31	$35,500
NIKITAS G (YZJ-1712) (**)	Intermediate	56,266	4,484	Q4 2027	TC until Sep-31	$35,500
THRYLOS(YZJ-1768) (**)(***)	Intermediate	56,266	4,484	Q1 2028	TC until Feb-32	$35,500
SOCRATES CH (YZJ-1769) (**)	Intermediate	56,266	4,484	Q2 2028	TC until Apr-32	$35,500
DANAI (HCY- 438)	Feeder	35,100	2,798	Q2 2028
NENI (HCY- 439)	Feeder	35,100	2,798	Q3 2028
SPYROS CH (S-1170)	Feeder	23,850	1,781	Q2 2028
GAVROS (S-1171)	Feeder	23,850	1,781	Q3 2028
TONIS M (HCY – 440)	Feeder	35,100	2,798	Q4 2028
SWEET EVELINA (HCY-441)	Feeder	35,100	2,798	Q1 2029
Total under construction	10	413,164	32,690

Notes:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

Charterer has the option to convert to a five-year charter at $32,500/day for the entire period.

(***)

The entity owning the vessel is 51% owned by Euroseas Ltd. and 49% by NRP Investors.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 150 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 21 vessels, including 15 Feeder containerships and 6 Intermediate containerships with a cargo capacity of 61,144 teu. After the delivery of four intermediate and six feeder containership newbuildings between 2027 and 2029, Euroseas’ fleet will consist of 31 vessels with a total carrying capacity of 93,834 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com